Filed by Semper Paratus Acquisition Corporation pursuant to
Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semper Paratus Acquisition Corporation

(Commission File No. 001-41002)

Tevogen Bio Welcomes Victor Sordillo, Renowned Global Safety Management Expert, to its Board of Directors

●	Victor Sordillo, PE, CSP, M.B.A., joins Tevogen Bio’s Board of Directors.
●	Victor Sordillo’s appointment enhances Tevogen Bio’s Board of Directors by introducing a rich breadth of thought leadership, underpinned by his extensive expertise in leadership, risk management, and finance.

WARREN, N.J., July 12, 2023 – Tevogen Bio Inc (“Tevogen Bio”) is pleased to announce the appointment of safety management expert Victor Sordillo, PE, CSP, M.B.A., to its Board of Directors. Mr. Sordillo joins Tevogen Bio’s Board of Directors, alongside existing board members Curtis Patton, Ph.D., Susan Podlogar, M.B.A., Jeffrey Feike, M.P.H., Lindee Goh, Ph.D., and CEO Ryan Saadi, M.D., M.P.H.

Tevogen Bio and Semper Paratus Acquisition Corporation (“Semper Paratus”), a publicly traded special purpose acquisition company, announced on June 29, 2023 the execution of a merger agreement (the “Merger Agreement”). Upon closing of the merger (the “Transaction”), the combined company will be named Tevogen Bio Holdings Inc. (“Tevogen Holdings”). Following the closing of the Transaction, Dr. Saadi will serve as the CEO and Chairman of the Board of Directors of Tevogen Holdings. The Board of Directors of Tevogen Holdings is also expected to include Mr. Sordillo, Dr. Patton, Ms. Podlogar, Mr. Feike, Dr. Goh, and Suren Ajjarapu.

With over 35 years of experience in risk engineering, Mr. Sordillo currently serves as Executive Vice President, Director of Risk Control Services at Sompo International, leading a global team of experienced risk control professionals who specialize in residential, commercial, and industrial accounts. He previously was the Senior Vice President of Risk Solutions for QBE North America, as well as the Global Technical Services Manager for Chubb.

“I am thrilled to be joining Tevogen Bio as a member of its Board of Directors,” said Mr. Sordillo. “It’s an honor to have the opportunity to provide insight and leadership alongside other members of the Board, and I look forward to contributing to Tevogen’s patient-centric mission to develop convenient and affordable immunotherapies for large patient populations, while continuing the expansion of the company’s novel and disruptive biotech business model, which has the potential to integrate affordability with business sustainability.”

“Victor’s addition to the Board will allow us to leverage his vast industry expertise, commitment to increasing the accessibility of lifesaving medications, and compassionate spirit, as we continue to pioneer the next era of medical innovation,” said Tevogen Bio CEO, Ryan Saadi, M.D., M.P.H.

In addition to holding senior global leadership positions at major international insurance organizations, Mr. Sordillo has provided his expertise to the U.S. Army Corps of Engineers. He has been a guest speaker at many different venues including the American Society of Civil Engineers, American Institute of Certified Public Accountants CFO annual meeting, and the American Society of Safety Professionals’ seminar program. Mr. Sordillo has been serving as the Mayor of Warren, New Jersey, for more than 22 years. He graduated with a Bachelor of Science from Tufts University, and his Master of Business Administration in International Business from the University of Massachusetts Lowell.

About Tevogen Bio’s Next Generation Precision T Cell Platform

Tevogen Bio’s next generation precision T cell platform is designed to provide increased immunologic specificity to eliminate malignant and virally infected cells, while allowing healthy cells to remain intact. Multiple, precise candidate targets on viral or malignant cells are selected in advance for T cell sensitization and effector functions with the goal of overcoming the mutational escape capacity of cancer cells and viruses while limiting cross-reactivity.

Tevogen Bio is investigating its technology’s potential to overcome the primary barriers to the broad application of personalized T cell therapies: potency, purity, production-at-scale, and patient-pairing, without the limitations of current approaches. Tevogen Bio’s goal is to provide access to the vast and unprecedented potential of developing personalized immunotherapies for large patient populations impacted by common cancers and viral infections. The ability to administer TVGN-489 in the outpatient setting and the ongoing work by Tevogen Bio scientists to use this product in diverse patient populations, highlights Tevogen Bio’s commitment to patient accessibility.

About Tevogen Bio

Tevogen Bio is driven by a team of highly experienced industry leaders and distinguished scientists with drug development and global product launch experience. Tevogen’s leadership believes that accessible personalized immunotherapies are the next frontier of medicine, and that disruptive business models are required to sustain medical innovation in the post-pandemic world.

Forward Looking Statements

This press release contains certain forward-looking statements relating to the Transaction, Tevogen Bio and its business, including without limitation statements regarding the benefits of Mr. Sordillo’s appointment to Tevogen Bio’s board of directors, anticipated benefits of the Transaction, and the product candidates, products, markets, and expected future performance and market opportunities of Tevogen Bio. These statements are based on management’s current expectations and beliefs as of the date of this release and are subject to several factors which involve known and unknown risks, delays, uncertainties, and other factors not under Tevogen Bio’s control that may cause actual results, performance or achievements to be materially different from the results, performance or other expectations implied by these forward-looking statements. Forward-looking statements can sometimes be identified by terminology such as “may,” “will,” “should,” “intend,” “expect,” “believe,” “potential,” and “possible,” or their negatives or comparable terminology, as well as other words and expressions referencing future events, conditions, or circumstances. In any forward-looking statement in which Tevogen Bio expresses an expectation or belief as to future results, there can be no assurance that the statement or expectation or belief will be achieved. Various factors may cause differences between Tevogen Bio’s expectations and actual results, including, among others: the risk that the Transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Transaction; the occurrence of any other circumstance that could give rise to termination of the Merger Agreement; the effect of the announcement or pendency of the Transaction on Tevogen Bio’s business relationships, operating results, and business generally; changes in the markets in which Tevogen Bio competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; changes in domestic and global general economic conditions; the risk that Tevogen Bio may not be able to execute its growth strategies; Tevogen Bio’s limited operating history; uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; risks related to regulatory review and approval and commercial development; risks associated with intellectual property protection; and other risks related to matters that could affect Tevogen Bio’s future financial results, including the commercial potential, sales, and pricing of Tevogen Bio’s products; and those factors discussed in Semper Paratus’ filings with the SEC and that that will be contained in the proxy statement/prospectus relating to the Transaction. Except as required by law, Tevogen Bio undertakes no obligation to update the forward-looking statements or any of the information in this release, or provide additional information, and expressly disclaims any and all liability and makes no representations or warranties in connection herewith or with respect to any omissions therefrom.

Additional Information and Where to Find It

In connection with the Merger Agreement and the Transaction, Semper Paratus intends to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 to be filed by Semper Paratus with the SEC, which will include a proxy statement/prospectus of Semper Paratus, and will file other documents regarding the Transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Semper Paratus has filed or may file with the SEC in connection with the Transaction. When available, the definitive proxy statement and other relevant materials for the Transaction will be mailed or made available to stockholders of Semper Paratus as of a record date to be established for voting on the Transaction. Before making any voting or investment decision, investors and stockholders of Semper Paratus are urged to carefully read, when they become available, the entire registration statement, the proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, and the documents incorporated by reference therein, because they will contain important information about Semper Paratus, Tevogen Bio, and the Transaction. Semper Paratus’ investors and stockholders and other interested persons will also be able to obtain copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, other documents filed with the SEC that will be incorporated by reference therein, and all other relevant documents filed with the SEC by Semper Paratus in connection with the Transaction, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Semper Paratus Acquisition Corporation, 767 Third Avenue, 38th Floor, New York, NY 10017, Attention: Mr. Suren Ajjarapu.

Participants in the Solicitation

Semper Paratus, Tevogen Bio, and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Semper Paratus’ stockholders with respect to the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of Semper Paratus’ directors and officers in Semper Paratus’ filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, amendments and supplements thereto, and other documents filed with the SEC. Such information with respect to Tevogen Bio’s directors and executive officers will also be included in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Tevogen Bio Communications

T: 1 877 TEVOGEN, Ext 701

Communications@Tevogen.com